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                                                                     EXHIBIT 6.5



                               Employment Agreement

This Employment agreement, dated as of August 3, 1998 between American Int. Ind. Inc. (EDII) and John W. Stump III (Stump) shall govern the employment of John W. Stump III in the capacity of Chief Financial Officer of EDII and all of its subsidiary and related companies.

     Term - Stump shall be employed by EDII beginning August 10, 1998, and such employment shall continue for a "trial period" of six months until February 10, 1999. At the end of such "trial period" the parties shall either enter into a new employment agreement expected to provide for a three year term, or in the event that either party desires to not enter into such new employment agreement, a termination bonus of one month salary shall be paid to Stump and the relationship of the parties will cease.

     Bonus - Stump shall be awarded the option to acquire 20,000 shares of the common stock of EDII as of the date such employment commences, at the closing bid price of such securities on that date, such option being effective for a period of three years from the date of employment.

     Compensation - Stump shall be employed at an initial salary of $7,500 per month, payable in the manner customary for other employees, and shall be provided group insurance and other employee benefits as are customary for the employees of the Company.

     Responsibilities and duties - Stump shall be employed as the Chief Financial Officer of the Company and all of its subsidiary and related companies, and shall perform such duties as are customary in that capacity, and such other duties as may be assigned to him by the Chief Executive Officer or the Board of Directors, provided such duties are appropriate for an officer employed in the capacity of Chief Financial Officer.

     Place of employment - The headquarters for performance of Stump's duties shall be in the Houston area; however he may be required to travel to other locations in the conduct of his duties. All expenses related to such business travel shall be borne directly by the Company.

     Termination - This Employment Agreement may be terminated by the Company only in the event of the conviction of Stump of a felony or his physical disability, which would prevent him from performing substantially all of the duties which would normally be expected of him. Stump may terminate this agreement by giving thirty days written notice.

     Non-competition - Stump shall not be involved in any capacity as an officer, employee, partner, consultant or significant stockholder in any other business venture which would compete with any of the Companies affiliated with EDII during the term of this agreement.


     Signed:


     /s/ John W. Stump III               August 5, 1998
     -----------------------------------
     John W. Stump III - Employee

     /s/ Daniel Dror                     August 5, 1998
     -----------------------------------
     Daniel Dror - CEO - EDII